APTERA MOTORS
2019 Report

Dear investors,

We are so appreciative to the over 500 investors who supported us in 2019. We feel that efficient transportation is key to the responsible management of our valuable resources and our planet long term. And we are delighted that many investors agree with us. In 2020 we will ramp our engineering efforts heavily in an effort to test new vehicles late in the summer and have a production intent vehicle design by the end of the year. Please follow our progress and tell your friends about our efforts to improve transportation efficiency.

We need your help!

If there is any way you can help spread our story it will help us gain interest after our product launch later in 2020. This will in turn help us raise funds to support our ramp into production and our growth into 2021. This will also help boost our pre-orders which will help us gain the economies of scale we need to drive down production costs over time. And this will help our profitability in the future and allow us become a stable company more quickly. So please, share if you can.

Sincerely,

Chris Anthony
CEO

Steve Fambro
CEO

Our Mission

By mid 2020, we plan to create the first new prototypes of the first new Aptera. These prototypes will aid us with the testing and validation we need to perform to launch into production of the Aptera later that same year. By 2022, we plan to produce 10,000 units per year of several variants of our 2 passenger+ vehicles. In five years, by 2024, we plan to produce 40,000 units per year with additional Aptera variants.

See our full profile

How did we do this year?

Report Card

A+

The Good

We refined our aerodynamics, body structure, and suspension to decrease weight and increase strength and efficiency.

We started a crowdfunding and brought in over 500 investors who support our vision for efficient transportation.

We've built a nice following of people who are interested in our story.

The Bad

We didn't have the financial resources to do as much research or as many design experiments as we would have liked to.

We would have like to have been able to hire up talented engineers more quickly.

We have found it hard to find automotive quality vendors who will quickly work with a startup company.

2019 At a Glance

March 4 to December 31

$0
Revenue

-$207,845
Net Loss

$0
Short Term Debt

$200,000
Raised in 2020

$190,382
Cash on Hand

We ❤ Our 1220 Investors

Thank You For Believing In Us

Brian Gallagher
Lawrence Eugene Samson
George E. Corson IV
Neryk Davydov
Tarun Eldho Alias
Ahilan Subramaniam
David Meyers
Richard D Smith
Bradley Gallagher
Konstantinos Spaliaras
Barbara Ann Inman
Pranee Young
Jack Tucker
Logan Knox
Richard Ricketts
Shaunya Boddie
Herbert Pagan
Vamsi Vasireddy
Gemma Patricio
Nicky Golbahar
Mark Sammut
William Smith
Jonathan Low
Michael Davis
James Trupiano
Ignatius Darren Gozali
Jeff Bush
Hatem Bazian
Karen Owsley
Daniel Montes
Hoa Huynh
Mitchell Gerald Kressin
Emil, Catherine Burgard
Neil Young
Michael Kaliski
Curt Stowell
Ozberk Ercin
Max West
James George
Jake Pflepsen
Ruslan Konev
Todd Medema
Farid De Alba
Javier Hernandez
Alina Vitali
Brittany Durham
Kristi Lawhorne McGregor
Larry Willman
Jeffery A Davis
Danny Abu Carlos Phillips
Gene Gower
Andrej Jesenko
Mabinty Fornah
Keny Petit-Frere
Mubarak AlMansoori
Brennon Mitchell
Jason MOY
Mark KING

Steve Fambro
Michael Lunsford
Joe Katz
Joseph Lancaster
Fabrizio Zampieri
John Riccio Jr
Vincenzo Guglielmi
Layth Butrus
Peter G Sciortino Sr
Eric J Clouser
Marie Wycoco
Chris McClelland
Chris Campbell
Vincent Scott
Roger Steciak
Pradip Kumar SAHA
Matt Davies
Toni Sterling
Phillip Martinez
Michael Richimoto McKin...
Jack Powers
William N Brown
Rhallete R Javier
Anthony Bruce
Demetrios Galifianakis
Mark Costantini
Charles W. Murdaugh
Nathan Bendall
Vanessa Victorious Bradf...
Tyrone Malloy
Luchious Jefferson
Dave Moore
Steve Conover
Randall Latham
Lauren E. SMITH
Tom Snow
Alexander Deiongh
Chris Meador
Mary Arnott
Pravin Shah
Srikanth Kapali
Steve Stevens
Charles Morris
Brad Dreifuss
Maria Winslow
Simon Mudahogora
Anuj Thakkar
Robert A. De Angelis Jr.
Dennis Sweitzer
Robert Reuter
Maria Dolores Estella Gua...
Sally Allen
Milton B GS
Lars Hastrup
Leslie Craig Mack
Joseph Abbott
James R. Spears
Mark Walbridge

Warren John Raven
Jean Guerrier
Maria Nenita Gaite
Helen Cholewinski
Taylor B O'Neal
Michael L Bowser
Benry Philias
Michael C DesCombaz
Johan C Nowack
G. Andris Vaskis
Charles L Young Jr
Thomas Franklin
Jeffrey Miller
Terrence Billings
Ashok Sanghavi
Michael Chang
Daniel Watkins
John R Hume
Kirit K Patel
Lyle Notice
Harry Parker
Guy Ward
Martin Winlow
Leroy Foster
Sarah Mori
Joe Benza
Roger Swearingen
Ricardo Nunes
James McCrory
Norbert M. Scholz
Uyen Pham
Kevin Walters
Christine A Linn
Deka Gabriel
Kevin Southey
Jay Wilkinson
Mohammad Alam
Deepak Gupte
Olson Santiago
Kevin Mclain
Malcolm Favor
Bradley Jones
Danyeal Thomas
Nathan Brown
Jeremy Nelson
Ernie Boling
Dave Smith
Cormac Mckay
Matthew Ammerman
Pankaj Khetarpal
Gary Godman
Haris Saidi
Ubiratan Cardoso
Michael Light
Mark Nilsen
Rodney Scott
Billy J Robinson
Patrick Locke

Brion Sprinsock
David Mboh
Scott Dupre
Brent Stephney
Dennis P. Collins
Thomas Beck
Don Meeks
Gary Albin
Patrick O'Brien Boling
Gerard Harrington
Sue Whittaker Rabe
Dennis W Dant
Lyne Grenier
Daniel Hightower
Charles Swackhammer
Shaeda Bhagan
Breck Yunits
Keith R Hester
Yvonne Moussa
Jason Franklin Bui
Michael Edmonson
Sean Stobart
Scott C. Kennedy
Jeff Braisted
Valora Kendra Fanell
Pathikrit Mukherjee
Senthil Subramanian
Henry Roberson
Ernst Decoster
Chaz McQueen
Yunus Olomi
David Lanfair
Tony Charondo
Brian Goodman
Burton Melius
Donna Jackson
Andy Crews
Kelly Allison
Nathanalex Kirk
Danilo Torres
Seth Matthew Holtzman
Eliot Leo Carney-Seim
Michael Asaro
Earl Thomas
Jeffrie Keith Shipley
Robert Glenn
Bore Balovski
Kevin Flanagan
James Baldwin
David A Gibson
Ernie Laitinen
Philip WILSON
Marjorie Loya
Carrie Briones
Angel Investments
Matthew Gaborcik
David A GREGORY
William Roark

Darren McKeage
Eton Lacon
Ernesto Martinez
Glen DeWolf
Winton Carroll Berry
Mila DeCosta
Trashelle Jones
William Sells
Michcail A Pusey
Kenneth M Laha
Devin Curry
Robert Sokolick
Warren Sander
Alan Schroeder
Gary Johnson
Mark Petrotta
Jerry Jordan McIntire
Arun Velu
Adam Drake
Mark Geneva
Peter G Sciortino Sr
Stephen Prophater
Matthew Beane
Monica Silva
Kenneth Douglas
Eric Cronlund
Lamy Saint-fleur
Keith Rogers
Ann Salsera
Soufou Saechao
Ubiratan Cardoso
Bill Daly
Edward Mosimann
Joe Hayford
Mashour Yousef
Marcos Lopez
Bob Ball
Randy Rossiter
Jon Wood
Tiffany Shafer
Mashour Yousef
James Kuhlman
Glen MacLean
Tony Pinho
Terry Reece
Raymond Eenigenburg
Jasive Wilder
Wade Russell
Roberto Diaz
Chris Anthony
Dennis Koller
Iran E Spradley
Isaac Donkor
Allison Reaves
Sung Yun LEE
Morris Gelman
Elijah P Albert
Esther Engelhard

Michael Johnson
Jose Carpio Canada
Chris Annal
Christopher Calvi
Jon Scott FORTINO
Rochelle White
Mehran Moallempour
J. Friedmann
Rosemarie Craig
Barry Shipes
Rajkumar NATARAJAN
Stephen Chambers
Joseph Bernard Forgue
Mark Geneva
Biren Gandhi
Andrew McCombs
Jerry Hawkins
Lisa Bradley
Nneka Julia Hollender
Andrei Shindyapin
Maria Nenita Gaite
Keith Davis
Chris Anthony
Timothy Whetstone
Johnny Travis
Alexandru Hagea
Pierrechrist Ekue-Hettah
Chris Brown
Walter Herrit
Dirk J Richardson
Marjorie Loya
Adam Rader
Anothai Polo
Chad Frerichs
Alexander Schaumburg
Abigail Williams
Jeff Mignon
David A Gibson
Laxman Dahal
Ben Greenberg
Gabriel Vergara
Martin Sandman
Ernst Decoster
Joseph Broschowitz
Calvin J. Newbill
Robert Wehrle
John Urbanovsky
Colleen Coleman Ryan
Coby Skye
Mary Brown
Phil Norman
Lakeeya Little
Okang Hemmings
Todd Skinner
Paul H Ritterman
Robert Williams
Haim BENSIMON
Maria Bendeck

Craig Spirko
Sheila Henriques
Ted Ooyevaar
Dan Garbati
Elizabeth. C. Fogarty
Clinton Noel Foster, SR
Isaac Wiedmann
Erick G Suarez Nunez
Robert Schaffler
Boudewijn Berendsen
Abdullah Al Zahrani
Steven Shultz
Jeff Wilber
Mathieu Tyler Guy Jang
Franciscus Stadhouders
Warren Sander
Terri Denise Register
Kailash Chander
Kenneth M Lahn
Phuoc Nguyen
Gabriel Bruzzi
Kevin Zuber
Richard Fabini
Mary Brown
Sandilya Garimella
Ronald Green
Bryan Dennstedt
Ryan Brady
Nick Jackson
Mark Christensen
Tom Madisen
Anand Salodkar
Pankaj Khetarpal
Floyd Rogers
Greg Davisson
Kaosar Al-Atassi
Cathy Quillin Krajenke
Paul Wilhite
Junior Rogers
Greg Watkins
Michael Michael
Zbynek Dusatko
Greg Davisson
Michael Harrison
Daniel Moran
Michael Fischer
Malcolm Crawford
W III R Moore
Robert Lafley
Samuel Odewale
Jameson Cahill
Ernest Cox
Gregory Osiegbu
Robert Dorchak Jr
Alex Phongchareon
Antonio S TEPEDINO
Mel Kimsey
Nuala M Thomson

Clarence A. Posthauer
Oscar Cervantes
Dvir Gefen
Brett Daniel Pinfold
Samarth Beri
Philemon Strahm
Nequai And Eric McLendon
Christine Dessanti
Jill Kunishige
Albert ANDERSON
Robert Hainline
Aaron Kilen
Faisal Fahad J Alotaibi
Nancy Leong
Paul H Ritterman
David Albrecht
Benjamin Torrese
Donald Jeffery Offutt
Michael Kantor
Anne Laurel Stevenson
Corie Brassfield
Mark Filbin
Ludwig Malek
Alphonzo Baylor Jr.
Howard E Williams
Gordon NIESSEN
Allen Szeto
Walter Rowntree
Kevin Breslin
Michael Falagrady
Kate Hoekstra
Ralph Teraura
Sally Hartwig
Suzanne Fontana
Adrian Catalin Cramec
Patrick Rizzo
David Barclay
Neal Allen
Brad Iversen
Johnny Jenkins
Jennifer Liu
Scott Hinkle
Gilles Chirignan
Edward Jaquez
Nathan Martin
Jacob Stanley
Jim Hamilton
Patrick Soloski
Annmarie Conroy
Robert Hempton
Bradley Schneider
Johnny Moore
Gertrude Denk
Paul Straub
David Sullivan
Ian Howard
Nell Minow
Jerry Quarles
Karl Deringer
Dalton Herzog
Wayne EYSTER
Jack Levy
Christopher Grundy
Bahram Hansen
John Dale
Martin Krins
Adam Adler
Paul Drechsler
Jeneia Gibson
Robert B Zigmond
Ted Pierson
Gerald Lindner
Nick Michell
Pathaksa Tongpitak
Shane D SANDER
Rogelio Toledo
Raman Sundararajan
Robert Hymes
Devlin Leuzinger
Adam Bobbs
Hamde Farha
Ken Kobayashi
Neville George
Jesse Deol
Judith Cafaro
Michael Gardner
Mark Beamer
Paul Rodgers
Yeshua Alexander
Katrina Gregg
Kevin Douglass
Craig Ephraim
Jeziel Nova
Francis Liu
Natalie Remi NEWMAN
Greg D Kisling
Brian K Leonard
Lawrence Chong
Joanne Bridges
Kevin Haugen
Eric Yzaguirre
Robert Keefer
Rich Rodriguez
Enrique Pierson
Larry Nichols
Dave Cowen
E Gluckert
James Peek
Mark Anderson
Michael Vidal
Irina Mollokwu
Rivaldo Valdes
Hector Munoz
James Briano
Jesse Clark
Brian Moore
Suzanna Rush

Dorothy Parkins
Steven Ontaneda
Earl Greene
Randy Derl Ader
Brad Davis
Robyn M Louisell
Faisal Fahad J Alotaibi
Abdulrahman Al jamea
Joseph M. Jones
Jackson Chau
Jerome Auchere
James W Bumb
Kevin Anthony
Kerry LaPorte
Harish Damodhardas Asar
Jason C Hill
Mark Kreisberg
Andrew Carlile
Wilson Duh
John Massimilian
Yusef Haroun
Raja Mallepeddi
Eric Kutner
Harry McIntosh
Nathanael Pine
Dasharatha G Reddy
Tom Touzel
Peter Heiligenbrunner
Stephen Clonts
Bruce DeLoria
Lee Szambecki
Angela Blankenship
Bernard Yoo
Leigh Ronczka
Peter Gebauer
Frank Forsberg
Surya Chronister
Angelo Valenti
Brian Sherick
Carl N Oerke Jr
Tim Stapf
Scott Gustafson
Stephen Weaver
Glenda Dixon
Mohamed Almheiri
James Johnson
Don Cantrell
Lgm Portento
Gerald Finden
Adam Pratt
Christopher E Williams
Ron Sheffron
Joseph C. Oliver
Susan Mc Guinness Getzin...
Muralitharan Velayuthan
Christopher Felton
Rose Ntumngia
Jerry Quarles
Bassam Abifaraj
Tom Deicke
David Troxell
Joseph Pensiero
Nancy McPherson
Mark Williams
Shyam Pokhrel
Neville Edwards
Faisal Qureshi
Mario M Teel Jr.
Nagaraju Manduri
Chris Ngang
Prince Kumar
Michael Rice
Jim Stack
Ean Lake
Bruce W Sava
David Rucci
Ernest Iseminger
Jonathan Huff
Richard Waterman
Jesus GUTIERREZ
William Tucker III
Mike Matthews
Pathaksa Tongpitak
Vito Dragonetti
Judith Rehmeyer
Frank Jordan
Tiki Nelson
Anastasiia Holoiad
Joseph Robert Sowell
S.R.F. Smith III
Marc Kohler
David M Freeman
Gregory K Caldwell
Timothy McKenna
Alan Andress
Gertrude Denk
Nandini Bhattacharya
Robert Svilpa
Tasvia Mohamed
Ricky Prempeh
Joseph E. Boucher
Samuel Lentz Sanders Jr.
Scott R Lindell
Michael Lenzo
Laurel M Urner
Robert Hertz
Talitha Johnson
Jonathan Lailey
Jaques MAILLARD
Sander Feinberg
Waldren Cook
Ronny Brown
Jesse Dalton Palmer
Zahed Hossain
James Sharp
James Orr
Jake Suggs

Ken Falkner
Kenneth Strong
Warren L. Forman
Michael OKECHUKU
Holley David Sims
Brenden Elliott
Kiranmayi Komati
Harish Damodhardas Asar
Jeffrey B Colton
Alex Lebon
Kirk Ziegler
Jean Volmy
Keny Petit-Frere
Shawn M. Flecken
Joel E Vergun
Abigail Anthony
Douglas Bry
Rajash G Bhakta
Dorinda D Mununura
Roy Turnbull
Gary Smithee
David Goodwin
Andrew Lisitsky
Dennis McCall
Kareem H Neveau
Jesse Fox
Kent Bakke
Claudio Weck
Sriram Santhanam
Barry Friedberg
Stephen Yoskowitz
Frank Mueller,
William Duggan
John Martin
Nick Chobey
Jeremy C. Young
Robin Terry Raphael
William Jiang
Jose Corleto
Benjamin DWYER
Paul BANKOLE
John Roehling
Yogendre Kumar Patel
Jeffrey Cornia
Irvin Hinojosa
Eurich Lazado
Reynaldo Fuste
Douglas Lawson
Ronald N. Travisano
Timothy Roger Post
Greg Sims
Mahlon D. Horton
Simon Skowronski
Tero Kononen
Robert Green
Steven R Moscoe
Luigi Pepe
Richard E. Lockard
Michael Todd
Steven Michael Payeur
Donald M KRZYCKI
Gerrit Ecke
Daniel Corales
Catherine Smith
Michael Wintermote
Amado Laurel
Warner Dean Cheatham
George Zarris
Robert Keefer
Mark Beasom
Darrin Cohen
Paul Reyes
Reyno Stol
Michael Coleman
Keith Bessette
Asim Digna
William A AVANCENA
W. Majors Harris
Farrokh Moshiri
Rajneesh Mehra
Mitesh S KAPADIA
Angelo Festa
Scott Hendrick
Jonathan Collins
Councill Rudolph MD
Sherron Thomas
Fred Lowery
Ainsley Cephas
Tenai Eguen
Ronald Fredey
Symone Ma
Marie S Raphael
Deviprasad Mulluru
Stephen Dias
Michael Dunn
Harold L Bishop
Sherwin Saballa
Michael Ryan Owens
Mark McLeod
Chris Sircello
Donald Yuan
Luke Kampen
Prodromos Lazarou
Arthur Anderson
Allan Ware
James D Fanning
Alice M. Harrison
Felix Lane Hilbun
Fon Zamcho
Nicola Spieser
Nicholas Bennett
Louis Newnom
Paul Huskey
Michael Markumas Jr
Oakley Gentry
Leonard Nowak

John Danesi
Anthony Dubose
Michael Bowser
Curtiss Sykes
Robert B. GREENE
Kevin Anthony
David Dilday
Aaron Lineback
Glory Jayagaran
Naomi Mcdonnell
Dan Wingert
Marie Carmel Joseph
Isaac Donkor
Albert Sandor
Quan A. Le
Russell Fauver
Vickie Burkhalter
Paul Boyer
Erick Skiest
Guenadi Jilevski
Jurij Pecar
Vikki Brown
Ted Treanor
James SEJJENGO
Scott R Lindell
Michael Teske
Wang Ma
Paul Isenbarger
Travis Grace
Sachin Vyas
Abelardo Garcia Jr.
Chirag Patel
Bennett Smith
Anthony Brewer
Smith J. SAINT-AIME
Galen M Valley
Kenneth Lauritson
Ron Cargioli
Shigeru Kawahara
Jelili APALARA
Scott Ball
Dan Andersen
Muhamed Hibovic
Kanchana Hettiarachchi
Marquis T. Woods
Geoffrey Davis
Terry Surratt
Steve Ondre
Don Buickerood
John Hammar
James M. Lukenda
Jeff Poeschl
Ajay Upadhyaya
Samuel Lentz Sanders Jr.
Khawaja Adil Najeeb
Michael Johanson
Nicholas Gregory
Joseph Fajen
Marsha Cain
Timothy Clayton
Douglas M. DeLong
Luke Kampen
Tieg Zaharia
Anthony Godshall
Robert Joseph Barnhart
Grey Pierson
Michael Fink
Handers M
Jacob Kratmann Nielsen
Paul Baker
Phyllis J Hogan
Max Kloosterman
Martin Wayne Bebow
Valentin Espinoza
Adam J Eberhardt
Avinash V Deshmukh
Paul C. Sachse
Larry K Staten
Zachary T Dowell
Craig Ballinger
Mauricio Rodrigues
David Sampson
Elvies Atomah
Steffan Trent Carr
Robert Mitchell Chapman
Clayton Dolan
Michael Garcia
Donald E Hartley
Frank Sierras
Joseph Lombardo
Jesus Zavala
Kevena L Domingos
Robert Porter
Lisa Marie Stone
James Howard Williams
Jason Moore
Carolyn D Coleman
George E. Brown
Clemens Burger
Mateo Lorico
Tony Connell
Andrew Mitchell
Howard Thomas Uhal
Waru Ware-Bey
Carl Ferreira
Steven B Willett
Lawrence Jackson
James T Pace
Rocky MOREAU
Steve Clark
Betsy Bowles Cox
Scott Bunn
Matthew Thomas Carter
Patricia Fromer
William Johnson, IV
Nicholas Gregory

Saiel Almutairi
Albert Jacque Ambrose ...
Larry Anderson
Mike Stockhausen
Minnie R Mark
Joseph R Hannum
Cleveland T. Thompson II
Mikael Asplund
Karl Ruddock
Dennis Gottschalk
Sandeep K. Reddy
Ravikiran Chikati
Lillian Jefferson
James Schaefer
H. Jason Lee
Mercedita Oducado
Jesse Spears
Aravindh Janakiraman
Chris Uglow
Ignacio Flores Maroto
Guy Campbell
Anthony Keith
Rich Rodriguez
Scott Hendrick
Lisa Kahn
David Martin
Maricela Higgins
Gary OLIVER
Brent Caswell
Steven Young
Michael L. Markowitz
Alexander Cox
Mihai Stihi
Rolf Schreiber
Alfred Edwards
Brian Moore
Cameron Arthur Blagg
Johnny Pedroza
Hellen Mbithi
Manoj Mittal
Alexander Schledewits
Ben Carroll
Carolyn Young
Henry Burns
Mirko MARTIGNONI
Robert Lopez
Malcolm Crawford
Jacobus Dirk Spreeuwen...
Amaechi George Ozor
Joseph Irvine
Brian Dudley
Jake St. John
Gavin Woodworth
Don Henry Robinson
Raymond Way
Mouhanad Kheder
Matthew Conable
Garth Bauman
James Orr
Harry Wiley
Douglas Lughas
Lisa Tansey
Karen Idigo
Mike Smith
Derek Pinkston
Isidore Deutou
Joseph Parker
Samuel W Jackson
Bill Morgan
Jacob Tower
Evan Tuer
Jordan Tolliver
Neville George
Michael Blass
Jay Schneider
James Johnson
Ravi Murthy
Martin Stiglbauer
Doug Ittner
Margarita Mattingly
Lila Ravve
Francois Rodigari
Robert Pasch
Randy Roig
Tuan Nguyen
Calvin Blaine Jarnagin
Rudolfo Munguia
Rafael Hernandez
Timothy Edwards
Bob Brewster
William Weech
Douglas Brentlinger
Jeanice L. Akee
Dariana Francois
Austin Leedom
Kyle Dees
William Borden
Kai Daniel Lewis
Dwight Smith
Charles Cameron Pichan
William Keitt
David Barclay
David E Grindel
Elizabeth P Playwin
Paul Hsieh
Stephen Stanton
Shelby Nelms
Robert Mori
Guy Haskins
Peder Bjurman
Ryan Okorn
Anthony R Taylor
Douglas W Mounce
Tracy Gore
James Hamilton
Don Henry Robinson

James William Mitchell
Nick Shabanoff
David G McEwan
Ugwuala Nwauche
Hira Vishwakarma
William Brown
James Pike
Michael Bushilla
Oscar Maldonado
Paciencia Castelo
Ryan Brandt
Hugo Mendieta
William Hoechst
Randi Jones
Jennifer Coleman
Dennis G Roe
Andy Kocharian
John Brooks
Rodolfo Rosas
Davender Bhardwaj
David Sligar
Mallika Rai
Robert A. Lee
Anthony A Cook
John Dixon
Richard Hoye
Meredith Webb
Charles Brown
Rob Miller
Joe Marek
Leon Dusoe
Christian Keesing
Viet Nguyen
Ricky Lynch
Andreas Roch
Alexis Villalobos
John R Huber
Fred Zayas
William D. Owens Jr.
Osvaldo Freire Fonseca
Angie Mooney
Neil Katz
Abraham Sobo
Soderia Kakoulakis
Alan McCabe
Furkan Saatcioglu
Stephen M Colletta
Rafael Corral
David L. Saballa
Richard Davis
Clayton C Gorton
Ken Havelock
Robert Tucker
Nathan Brassard
Dan Boese
Christopher Muller
John Mitchell
Karen Closkey
John B Drew
Richard Lion
Shahid Bokhari
Charles Thames
Jeffrey Bichel
Billy Reece Dale
Ron Chandra
Roger Peterson
Dan Thom
Rolland Houle
Leonard Nowak
Ana Lucas
Julia Moravcsik
Andrew Mitchell
Stefan Oestreicher
Sharyl Thompson
Robin Pettit
John Brooks
Vineet Mehta
Nathan Blackman
Mark Fritz
John Groseclose
Sai Radhakrishna Gattu
Nick Sanders
Dian WAREP
Shiva Trishul Halekote Ma...
Sharon Schechter
Patrick Wetzel
Kesean Spruill
Titus Oparaocha
Wayne Norris
Kevin Bruce
Bruce Newman
Jeffrey Wallace
Ashley Wilson
Martha Maya
Manoj Kunchala
Jeanot JeanCharles
Andrew Grisswell
Jean Pierre Boel
Joseph C Kim
Fabrice Ndjakeu Tankeu
Kaze Morrissey
Bernard Yoo
John Miggins
Bennett Cherry
Ghani Minne
Kery Bednarek
Michael Gregory Tribes
Hans Tobeason
Ravisekar Amuthan
Fred Brown
Ryan Gray
THomas Oliver
Kailey Brown
John A Moreland III
Mackenzie Neal
Michael Kantor

Andrew J Peacock
Gregory EWERT
Howard Bennett
Steven Curtis
Robert Bender
Manjunath Shivanna
Nathan Stucky
Ulises Rabeiro
Gregory M Vickery
Karl R Kerchief
Holmer M. Johnson
Anthony Johnson
John J. Flowers Jr
Enrique Hernandez
Gail Johnson
Henry Hodor
Michael Lyons
Charles Peterson
Benoit Carne
Ronald Kenneth Bara
Ben Cooper
Eliot Hochberg
Himaja Banthikatla
Umamaheshwar Reddy D...
Mark Lawrence
Lynn Pahl
Justin Van Horn
Bobby Cole
Micul Thompson
James L. Wolfrey
Eric Mabo
Jose Luis Molinares
Mitchell A Turner
Joseph Oseghale
Kelli Edmond
Raj Bommadeni
James H Wolf
Victor C Burton
Larry Sears
Amar Dave,MD
Nadine Phillips
Vincent Novak
Jacob D Regner
Pamala MEADOWS
Lindsay Miller
Polychronis Kostoulas
Yolanda Levels
Nick Sanders
Robert Wilder
Cindi Ghiotto
Gregory Haley
Constance D Carey
John D Dingley
Anthony Vernon
Brett Pfrommer
Catherine Muter
Christoph Lymbersky
Ron Hudspeth
Garth L Campbell
Jacob Adelman
Patrick Kennett
Charles L Roseboro
Mikalai Sakhno
Levi Zafir
Oleg Merlugov
Sean Mitzel
Jason Rigby
A. George Beeler
Gideon Goudsmit
Peter Kamei
Gerry Bonn
Daniel Squier
C. Scott Kennedy
Thomas Welch
Senthilvel Chenniappan
Troy Cunningham
Fred Butler
Werner Barkhuizen
Bob SMALL
Dale Pittman
Young Hwan Kim
Martin Wayne Bebow
Justin L Gillen
Linda A Michael
Suzette McCurtis
Piotr Pitera
Adimchi Onyenadum
Christine Mathiu
Malcolm Roy Phifer
Lynda Lincoln Wilson
Martin Bolkenius
David Leek
Sara Pomare
Brooks Luckett
Towanda Scott
Mildred Herrera
William Troutt
Alex MacLennan
Julia Sundstrom
Ashley Spencer
Ryan PRESCOD
James H Wolf
Robert Pierre Louis
Todd Abraham
Jerry Yvens Valcourt
Brandon Wray
John Nwofia
Cedric De Brito
Anthony G Quadros Sr
Nancy Vitavec
Shamus Thornton
Hazel Kudera
James McKelvey
Jay Snable
Rose Ntumngia
Dennis G Roe

Thank You!

From the Aptera Motors Team



TORA

Chris Anthony

CEO



Steve Fambro

CEO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Chris Anthony	Executive @ Aptera	2019
Steve Fambro	Executive @ Aptera	2019

Officers

OFFICER	TITLE	JOINED
Chris Anthony	CEO	2019
Steve Fambro	CFO Secretary	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Michael Johnson	500,000 Common Stock	33.3%
Steve Fambro	500,000 Common Stock	33.3%
Chris Anthony	500,000 Common Stock	33.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2019	$200,000	Common Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Common Stock	2,500,000	0	No
Class A Common Stock	2,500,000	1,500,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment. We were formed in August 2016 and we have not yet begun producing or delivering our first vehicle. To date, we have no revenues. Our vehicle requires significant investment prior to commercial introduction, and may never be successfully developed or commercially successful.

The design, manufacture, sale and servicing of vehicles is a capital-intensive business. Even if we successfully raise $1,070,000 from this offering, we estimate that we will need to raise an additional $20,000,000 plus to reach the vehicle production stage. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish sales centers, improve infrastructure, and make the investments in tooling and manufacturing equipment required to launch our vehicle. We cannot assure you that we will be able to raise additional funds when needed.

We face significant barriers as we attempt to produce our vehicle. We do not yet have any prototypes and do not have a final design, a manufacturing facility or manufacturing processes. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing vehicles with greater passenger and cargo capacities less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

Our vehicle will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. In addition, manufacturing facilities are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for automobile sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up manufacturer, we will have fewer financial resources than more established vehicle manufacturers to withstand changes in the market and disruptions in demand.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's business, results of operations or financial condition.

We will likely need to engage in equity, debt, or preferred stock financing in the future. Your rights and the value of your investment could be reduced because of this. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to other investors. In addition, if, in the future, we need to raise more equity capital from the sale of stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of our equity could be sold into any market which develops, which could adversely affect the market price.

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[®];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Aptera Motors Corp

- Delaware Corporation
- Organized March 2019
- 6 employees

13393 Samantha Avenue
San Diego CA 92129

http://www.Aptera.us

Business Description

Refer to the Aptera Motors profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Aptera Motors is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/aptera/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*